UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On July 23, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors in connection with a registered direct offering for the offer and sale of 4,500,000 units (each, a “Unit”), with each Unit consisting of one Class A ordinary share of the Company, no par value per share (each, a “Class A ordinary share”), and one common warrant (each, a “Warrant”), at a purchase price of $2.00 per Unit in a registered direct offering (such offering, the “Offering”). The aggregate gross proceeds to the Company from the Offering were $9,000,000, before deducting placement agent fees and other offering expenses and excluding any proceeds that may be received upon the exercise of the Warrants.

Each of the Warrants has an initial exercise price of $3.20 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the one-year anniversary of the issuance date. The Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Class A Ordinary Shares. Additionally, holders of Warrants may, at any time and in its sole discretion, exercise its Warrants in whole or in part by means of a “zero exercise price” option, under which up to 63,000,000 Class A Ordinary Shares may be issuable in aggregate under all Warrants subject to the terms and conditions therein.

The Company entered into a placement agency agreement (the “Placement Agency Agreement”) dated as of July 23, 2026, with Univest Securities, LLC (the “Placement Agent”). Pursuant to the Placement Agency Agreement, the Company engaged the Placement Agent to act as the Company’s placement agent in connection with the Offering on a reasonable best efforts basis. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in the Offering, and a non-accountable expense reimbursement and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000.

The Offering closed on July 24, 2026.

The Securities were offered and issued pursuant to a prospectus supplement dated July 23, 2026 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5), supplementing the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-291428), which was filed with the U.S. Securities and Exchange Commission on November 10, 2025 and became effective on December 1, 2025.

Appleby, British Virgin Islands counsel to the Company, has issued an opinion to the Company regarding the validity of the Securities. A copy of the opinion is furnished as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement and the Warrants do not purport to be complete and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 10.2, and 4.1, respectively, to this Current Report on Form 6-K (“Form 6-K”) and are incorporated herein by reference.

The Company issued a press release announcing the Offering on July 23, 2026. A copy of the press release is filed herein as Exhibit 99.1 and is incorporated by reference.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibits

Exhibit No.	Description
4.1	Form of Warrant
5.1	Opinion of Appleby
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement
99.1	Press Release dated July 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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